Exhibit (i)
January 10, 2012
Ladies and Gentlemen:
We are furnishing this opinion in connection with the proposed offer and sale by Pyxis Funds II, a Massachusetts business trust (the “Trust”), of an indefinite number of Class A, Class C, Class R, and Class Y shares of beneficial interest (“Shares”) of Pyxis Alternative Income Fund (the “Fund”) pursuant to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 033-51308) and the Investment Company Act of 1940, as amended (File No. 811-07142) (the “Registration Statement”).
We are familiar with the action taken by the Board of Trustees of the Trust to authorize the issuance of the Shares. We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities. We have also assumed that each of the Shares will be sold for the consideration described in the Registration Statement of the Trust on Form N-1A, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per Share of such Shares.
We have examined or relied upon a copy of the Trust’s Amended and Restated Agreement and Declaration of Trust, as amended (the “Declaration of Trust”), on file in the offices of the Secretary of The Commonwealth of Massachusetts; a copy of the Trust’s Amended and Restated By-Laws, as certified by the Secretary of the Trust; copies of resolutions adopted at the meeting of the Trustees of the Trust held on September 9, 2011, as certified by the Secretary of the Trust; and such other documents as we deem necessary for purposes of this opinion.
Based upon and subject to the foregoing, we are of the opinion that the issue and sale by the Trust of the authorized but unissued Shares of the Funds have been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares of the Funds and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.
The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust. The Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.
We consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Ropes & Gray LLP